DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 2.27.03
0-29975

03018272

March 25, 2003

Timothy R. Watts
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, CA 94025

Act	1934
Section	
Rule	14A-8
Public Availability	3/25/2003

Re: ACLARA Biosciences, Inc.
Incoming letter dated February 27, 2003

Dear Mr. Watts:

This is in response to your letter dated February 27, 2003 concerning the shareholder proposal submitted to ACLARA by the Investment Partners Group. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Frank J. Abella, Jr.
President
Investment Partners Group
732 West Eighth Street
Plainfield, NJ 07060

Timothy R. Watts
Direct Dial: (650) 463-2622
tim.watts@lw.com

135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

LATHAM & WATKINS LLP

RECEIVED
2003 MAR -5 AM 9:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

File No. 027976-0000

February 27, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ACLARA BioSciences, Inc. Stockholder Proposal – Investment Partners Group

Ladies and Gentlemen:

We represent ACLARA BioSciences, Inc. (the "Company"). On January 6, 2003, the Company received a letter dated January 2, 2003 from Investment Partners Group (the "Proponent") transmitting a stockholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2003 annual stockholders' meeting. See Exhibit A. The Company intends to omit the Proposal from its proxy materials based on the eligibility requirements of Rule 14a-8(b)(2) under the Securities Exchange Act of 1934, as amended. The Company requests confirmation that you will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we enclose for filing with the Commission six copies of this letter. The Company is concurrently transmitting a copy of this letter to the Proponent to notify it of the Company's intent to omit the Proposal from its proxy materials.

While the Proponent's letter is equivocal regarding which text contained therein is proposed to be included in the Company's proxy materials, the Company assumes the Proposal to be as follows:

> **"PRELIMINARY STATEMENT**
>
> Aclara [sic] has minimal revenues and historically has not been capable of bringing its products to market in a timely and profitable manner. The Company has operated at an annual deficit since its inception, consumes cash at a rate of between $7 and $10 million per quarter, and has pursued a strategy that has eroded shareholder value.
>
> For these reasons, the following resolution is offered for shareholder consideration in the 2003 proxy materials ("i.e., text of the proposal to be introduced"):
>
> > **Resolved: that a special committee of the independent members of the Board of Directors be formed for the purpose of selling or liquidating the company with the intention of returning as much of the present cash and technology value of Aclara Biosciences [sic] to the common stockholders if the accumulated deficit since inception, as budgeted or actual, exceeds $150,000,000 at any point in the first half of calendar 2003.**

LATHAM&WATKINS LLP

Our proposal is further predicated upon a brief review of the history of Aclara [sic] as a public entity.

1. The company has raised roughly $235 million from the sale of equity: $201 million from its initial public offering (IPO) in early 2000 (one of the largest biotech IPO's in history) and private investment in preferred stock of $32.3 million.

2. As of September 30, 2002, cumulative sales are less than $10 million and the accumulated deficit exceeds $136 million. The company has provided guidance to Wall Street that it will end 2002 with $105 million ($3.00/share) in cash and marketable securities; a significant reduction ($13 million) from the $118 million the company possessed on September 30, 2002.

3. Since its IPO, Aclara's [sic] stock has lost over 90% of its value. There has been significant selling of shares at higher prices by insiders. Sell side analysts have dropped research coverage, and Aclara [sic] was removed from the Russell 2000 stock index in mid 2002.

4. The microfluidic assets have been written down by $3.3 million and headcount has been reduced by 50.

5. The company lost a patent dispute to Caliper Technologies and paid $34 million in total settlement charges.

6. The Chief Executive Officer has recently resigned.

For these reasons we believe it is essential that the Board of Directors focus their energy on conserving and returning the remaining cash to Aclara's [sic] shareholders, ramp up revenues rapidly, and, if the losses continue, pursue suitable strategic alternatives such as a sale or liquidation of Aclara [sic]."

THE PROPONENT DID NOT DEMONSTRATE ELIGIBILITY

The Company may exclude the Proposal from its proxy materials because the Proponent has not supplied, in compliance with Rule 14a-8, sufficient materials to demonstrate eligibility to submit the Proposal. The Company timely informed the Proponent of the information required to satisfy the eligibility criteria and the time within which to respond, but the Proponent failed to demonstrate its eligibility in accordance with the Commission's rules and, in fact, admitted that it was ineligible.

BACKGROUND

Rule 14a-8(b) requires that proponents must have "continuously held . . . the company's securities . . . for at least one year by the date" the proposal is submitted, and allows proponents to prove eligibility by "submit[ting] to the company a written statement from the 'record' holder . . . (usually a broker or bank) verifying that . . . [the proponent] continuously held the securities for at least one year" proceeding the date the proposal was submitted. Rule 14a-8(b) also requires that a proponent also "include [proponent's] written statement that [proponent] intend[s] to continue ownership of the shares thought the date of the company's annual or special meeting. If a proponent does not provide sufficient evidence that the proponent has satisfied the requirements, the proposal may be excluded under Rule 14a-8(f). Under Rule 14a-8(b)(2), the Proponent bears the burden of demonstrating its eligibility.

The Company received the Proposal on January 6, 2003 and noted particular procedural and eligibility deficiencies in the Proponent's letter. The Company responded to the Proponent with a letter on January 16, 2003 describing the various ways in which the Proponent could demonstrate its eligibility to submit the Proposal and what additional documentation regarding eligibility would be required. <u>See Exhibit B</u>. In particular, the Company noted that the Proponent could demonstrate its eligibility to submit a proposal by, among other methods, (i) submitting to the Company a written statement from the "record" holder of the Proponent's securities (usually a broker or bank) verifying that, at the time the Proponent submitted its Proposal, it continuously held the securities for at least one year and including its own written statement that it intends to continue to hold the securities through the date of the meeting of stockholders. The Company specified that the requested materials should be sent no later than 14 calendar days from the date of Proponent's receipt of the Company's letter. The Company's letter also included a copy of Rule 14a-8.

The Proponent responded with additional evidentiary material which was received by the Company on January 29, 2003, within 14 days of receiving the Company's notification of deficiency. These additional materials were insufficient to satisfy Rule 14a-8, and the Proponent itself acknowledged that it had not satisfied the requirements specified in the Company's letter. See Exhibit C. We describe in greater detail below the particular procedural and eligibility deficiencies in the Proposal which the Proponent failed to remedy.

PROPONENT FAILED TO PROVIDE EVIDENCE OF OWNERSHIP FROM THE RECORD HOLDER

The Proponent failed to submit information from the record holder to demonstrate ownership of the Company's common stock in accordance with the requirements of Rule 14a-8(b). The Proponent is not a record holder of the Company's common stock, and the Proponent's initial letter to the Company dated as of January 2, 2003 contained no useful information with which the Company could establish the Proponent's ownership. The Proponent's letter dated January 28, 2003 included an attachment described by Proponent as a "report produced by our clearing agent's systems." See Exhibit C. The letter, however, contained no affirmative written statement from any record holder, nor did the attached "report" appear to be from any identifiable source. In what appeared to be a further attempt to support its ownership position, Proponent asserted that Proponent "expect[s] to go to the trouble of filing the proper paperwork with Cede & Co [sic] in order to provide further support of our clients' shareholdings." No further documentation of any kind, however, has been provided to the Company to date.

The Proponent has failed to provide adequate proof of ownership. See, e.g., McDonald's Corporation (March 13, 2002); Target Corporation (March 12, 2001); and Johnson & Johnson (January 11, 2001).

PROPONENT FAILED TO PROVIDE EVIDENCE THAT IT SATISFIED THE HOLDING PERIOD REQUIREMENT

The Proponent failed to provide any evidence that it satisfied the requirement of Rule 14a-8(b) that the Proponent have held the Company's common stock for at least one year by the date it submitted the Proposal. To the contrary, the Proponent provided a written statement to the Company in its letter to dated January 28, 2003 asserting that it had not satisfied such requirement. The Proponent stated, "the Shares have not been held one full year (although by the time of the meeting, it will be close to that amount of time on some of the purchases)." See Exhibit C. Because Proponent failed to supply the Company with evidence that it satisfied the continuous ownership requirement of Rule 14a-8(b), the Company may omit Proposal on those eligibility grounds. See, e.g., Southwest Airlines Co (December 31, 2002), Equidyne Corporation (November 19, 2002), Exxon Mobil Corporation (October 9, 2002) and AutoNation, Inc. (March 14, 2002).

LATHAM&WATKINS LLP

PROPONENT FAILED TO PROVIDE EVIDENCE OF INTENT TO HOLD THE COMPANY'S SECURITIES THROUGH THE DATE OF THE ANNUAL MEETING

The Proponent failed to provide a statement to the Company as required by Rule 14a-8(b) that the Proponent intends to hold the securities through the date of the annual meeting. To the contrary, the Proponent implied that it may cease to be a stockholder of the Company. In its letter dated January 28, 2003, the Proponent stated, "To the degree we decide to remain shareholders of Aclara Biosciences [sic] . . ." See Exhibit C. This qualification raises substantial doubt as to whether the Proponent will hold its common stock through the date of the Company's annual meeting. Because Proponent failed to supply the Company with an affirmative statement that it intends to hold the securities through the date of the annual meeting, the Company may omit the Proposal on those eligibility grounds.

CONCLUSION

The Proponent did not establish to the Company its eligibility to submit the Proposal under Rule 14a-8. The Proponent itself acknowledged that it had not satisfied the eligibility requirements of Rule 14a-8 by stating, "While it does not appear that Aclara *must* currently include our resolution on its proxy statement, we feel strongly that the Company *ought to* submit the resolution on its own behalf." [emphasis in original] See Exhibit C.

For the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2003 proxy statement and request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that its 2003 definitive proxy statement will be filed with the Commission on May 19, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (650) 463-2622.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter in the enclosed envelope. An extra copy of this letter is enclosed.

Very truly yours,

Timothy R. Watts
of LATHAM & WATKINS LLP

cc: Mr. Alfred G. Merriweather, ACLARA BioSciences, Inc.
Mr. Frank J. Abella, Jr., Investment Partners Group

EXHIBIT A

PROPONENT'S LETTER DATED JANUARY 2, 2003

INVESTMENT PARTNERS GROUP

732 WEST EIGHTH STREET, PLAINFIELD, NJ 07060 • (908) 561-3622 • (908) 561-2596 FAX

January 2, 2003

Mr. Alfred Merriweather
Secretary of Aclara Biosciences, Inc.
1288 Pear Avenue
Mountain View, CA 94043

Dear Mr. Merriweather: By certified mail - return receipt requested

We appreciate you and Ed Hurwitz speaking with us on December 20, 2002 about Aclara Biosciences (Aclara). We are now aware that the company shares our concern regarding the cash burn and the need to recognize shareholder value. While by style we are normally patient investors, we believe that it is necessary in this circumstance to submit a proposal for shareholder action before losses from operations further deplete the cash.

The clients of our firm, Investment Partners Group (IPG) of 732 West 8th Street Plainfield, NJ 07060 own 100,831 shares of Aclara as of January 2, 2003. In accordance with Section 14 of the Securities and Exchange Act of 1934 and the Company's amended by-laws, we are submitting this letter to serve as a proposal for inclusion in the proxy statement for the 2003 annual meeting. The clients of IPG are entitled to, and intend to, vote the shares by proxy at the annual meeting.

PRELIMINARY STATEMENT

Aclara has minimal revenues and historically has not been capable of bringing its products to market in a timely and profitable manner. The Company has operated at an annual deficit since its inception, consumes cash at a rate of between $7 and $10 million per quarter, and has pursued a strategy that has eroded shareholder value.

For these reasons, the following resolution is offered for shareholder consideration in the 2003 proxy materials ("i.e., text of the proposal to be introduced"):

Resolved: that a special committee of the independent members of the Board of Directors be formed for the purpose of selling or liquidating the company with the intention of returning as much of the present cash and technology value of Aclara Biosciences to the common stockholders if the accumulated deficit since inception, as budgeted or actual, exceeds $150,000,000 at any point in the first half of calendar 2003.

Our proposal is further predicated upon a brief review of the history of Aclara as a public entity.

1. The company has raised roughly $235 million from the sale of equity: $201 million from its initial public offering (IPO) in early 2000 (one of the largest biotech IPO's in history) and private investment in preferred stock of $32.3 million.

2. As of September 30, 2002, cumulative sales are less than $10 million and the accumulated deficit exceeds $136 million. The company has provided guidance to Wall Street that it will end 2002 with $105 million ($3.00/share) in cash and marketable securities; a significant reduction ($13 million) from the $118 million the company possessed on September 30, 2002.

3. Since its IPO Aclara's stock has lost over 90% of its value. There has been significant selling of shares at higher prices by insiders. Sell side analysts have dropped research coverage, and Aclara was removed from the Russell 2000 stock index in mid 2002.

4. The microfluidic assets have been written down by $3.3 million and headcount has been reduced by 50.

5. The company lost a patent dispute to Caliper Technologies and paid $34 million in total settlement charges.

6. The Chief Executive Officer has recently resigned.

For these reasons we believe it is essential that the Board of Directors focus their energy on conserving and returning the remaining cash to Aclara shareholders, ramp up revenues rapidly, and, if the losses continue, pursue suitable strategic alternatives such as a sale or liquidation of Aclara.

Sincerely,

Frank J. Abella, Jr.
President
Investment Partners Group

EXHIBIT B

COMPANY'S LETTER DATED JANUARY 16, 2003

ACLARA BioSciences Inc.

January 16, 2003

VIA FEDERAL EXPRESS
RETURN RECEIPT REQUESTED

Mr. Frank J. Abella, Jr.
President
Investment Partners Group
732 West Eighth Street
Plainfield, NJ 07060

Dear Mr. Abella:

ACLARA BioSciences, Inc. ("ACLARA") is in receipt of the letter and stockholder proposal from Investment Partners Group ("IPG") dated January 2, 2003, which was received by ACLARA on January 6, 2003. Pursuant to Rule 14a-8 of Regulation 14A, promulgated under the Securities Exchange Act of 1934, each stockholder is required to satisfy certain eligibility or procedural requirements at the time such stockholder submits a stockholder proposal. Attached to this letter is a copy of Rule 14a-8 for your reference. Upon our review of your letter, we noted certain eligibility and procedural defects, which are more specifically described below.

In order for IPG to be eligible to submit a proposal for consideration at ACLARA's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A requires, among other things, that IPG have continuously held at least $2,000 in market value or 1% of ACLARA's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date it submitted the proposal. IPG must also continue to hold those securities through the date of the stockholders' meeting. Following receipt of IPG's proposal, we diligently searched our books and records, but were unable to find IPG listed as a record holder of ACLARA stock. ACLARA, therefore, cannot confirm IPG's compliance with those eligibility requirements of Rule 14a-8.

If IPG is a stockholder of record, we will need for you to advise us precisely how IPG's ACLARA shares are listed in ACLARA's records and provide ACLARA with a written statement that IPG intends to continue to hold those securities through the date of the 2003 meeting of stockholders.

If IPG is not a registered stockholder, ACLARA cannot independently confirm IPG's status as a stockholder, nor determine how many shares it owns. In this case, IPG must prove its eligibility to ACLARA in one of two ways: The first way is to submit to ACLARA a written statement from the "record" holder of IPG's securities (usually a broker or bank) verifying that, at the time IPG submitted its proposal, it continuously held the securities for at least one year. IPG must also include its own written statement that it intends to continue to hold the securities through the date of the meeting of stockholders. The second way to prove ownership applies only if IPG has filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting IPG's ownership of the shares as of or before the date on which the one-year eligibility period begins. If IPG has filed one of these documents with the SEC, IPG may demonstrate its eligibility by submitting to ACLARA: (a) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (b) IPG's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (c) IPG's written statement that it intends to continue ownership of the shares through the date of the ACLARA's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this letter. Please note also that this letter addresses only the eligibility and procedural deficiencies contained in your letter dated January 2, 2003, and does not address the merits of your proposal under any other applicable provision of Rule 14a-8 or Regulation 14A. ACLARA reserves the right to omit the proposal under any such applicable provisions. Thank you for your continuing interest in ACLARA.

Very truly yours,

Alfred G. Merriweather
Chief Financial Officer & Secretary

ATTACHMENT

RULE 14a-8

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will *still have* to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Elections:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make argu ments reflecting its own point of view, just as you may express your own point of vie in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contai materially false or misleading statements that may violate our anti-fraud rule, Ru 14a-9, you should promptly send to the Commission staff and the company a let explaining the reasons for your view, along with a copy of the company's stateme opposing your proposal. To the extent possible, your letter should include speci factual information demonstrating the inaccuracy of the company's claims. Time perm tting, you may wish to try to work out your differences with the company by yours before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your p posal before it mails its proxy materials, so that you may bring to our attention materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, con-

EXHIBIT C

PROPONENT'S LETTER DATED JANUARY 28, 2003

INVESTMENT PARTNERS GROUP

732 WEST EIGHTH STREET, PLAINFIELD, NJ 07060 • (908) 561-3622 • (908) 561-2596 FAX

BY FAX AND FIRST CLASS MAIL

January 28, 2003

Mr. Alfred Merriweather
Chief Financial Officer and Secretary
Aclara Biosciences, Inc.
1288 Pear Avenue
Mountain View, CA 94043

Dear Mr. Merriweather:

Thank you for your recent letter dated January 6, 2002. We have reviewed the matters discussed in your correspondence and researched the purchases of our holdings of Aclara Biosciences. While the shares owned by our clients meet most of the requirements stipulated in your letter, the shares have not yet been held one full year (although by the time of the meeting it will be close to that amount of time on some of the purchases). Our clients do indeed hold the shares as evidenced on the attached report produced by our clearing agent's systems. We expect to go to the trouble of filing the proper paperwork with Cede & Co in order to provide further support of our clients' shareholdings.

While it does not appear that Aclara *must* currently include our resolution on its proxy statement, we feel strongly that the company *ought to* submit the resolution on its own behalf. If you chose not to submit our resolution or a substantially similar one, then we have a number of choices. To the degree we decide to remain shareholders of Aclara Biosciences, we will likely utilize the evidence of our clients' holdings as a means of requesting a shareholder list under Delaware law. Subsequently we would then communicate to the other shareholders our disapproval with Aclara's management and board position on this matter. Regardless, we will not sit by idly as you continue down the path of un-profitability and shareholder-equity destruction. Against that background, however, we always welcome the opportunity to discuss our concerns with management and would be open to meeting in person the next time you are on the East Coast.

Sincerely,

Frank J. Abella, Jr.

SECURITY: A008663 ** SUMMARIZED STOCK RECORD INQUIRY ** AS OF 01/27/03
ACLARA BIOSCIENCES INC ACLA 00461P106

	TRADE POSITION		SETTLED POSITION	
	LONG	SHORT	LONG	SHORT
CLEARANCE INVESTMENT PARTNERS	100,831		100,831	

PF1 - FIRM DETAIL; PF2 - RR TOTAL; PF11 - EXIT; PF12 - RETURN
NEW KEY: ________

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ACLARA Biosciences, Inc.
Incoming letter dated February 23, 2003

The proposal relates to the sale or liquidation of the company.

There appears to be some basis for your view that ACLARA may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of ACLARA's request, documentary support sufficiently evidencing that it continuously held ACLARA's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ACLARA omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel